---------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ---------------------

                                 SCHEDULE TO-I/A
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                 AMENDMENT NO. 1

                           TALK AMERICA HOLDINGS, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

          OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $ 0.01 PER SHARE
                         (Title of Class of Securities)
                                      n/a(1)
                      (CUSIP Number of Class of Securities)

                              ALOYSIUS T. LAWN, IV
                           TALK AMERICA HOLDINGS, INC.
                      12020 SUNRISE VALLEY DRIVE, SUITE 250
                             RESTON, VIRGINIA 20191
                                 (703) 391-7500
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                   Copies to:
--------------------------------------- ---------------------------------------
   Jonathan C. Stapleton, Esq.                  Aloysius T. Lawn, IV, Esq.
       Arnold & Porter                          Talk America Holdings, Inc.
       399 Park Avenue                                6805 Route 202
    New York, New York 10022                   New Hope, Pennsylvania 18938
       Tel: (212) 715-1111                          Tel: (215) 862-1092
       Fax: (212) 715-1399                          Fax: (215) 862-1960
--------------------------------------- ---------------------------------------

                            CALCULATION OF FILING FEE

TRANSACTION VALUATION*                                  AMOUNT OF FILING FEE**
---------------------                                   --------------------
     $916,766.10                                               $183.35***

*Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 6,062,133 shares of Common Stock of Talk America Holdings, Inc. having an aggregate value of $916,766.10 as of August 24, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

***   Previously paid.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:      N/A            Filing Party:     N/A
                       -----------------                  ----------
Form or Registration No.:    N/A            Date Filed:       N/A
                         ---------------                ------------

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

       Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|    third-party tender offer subject to Rule 14d-1.

|X|    issuer tender offer subject to Rule 13e-4.

|_|    going-private transaction subject to Rule 13e-3.

|_|    amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

--------------------------------
(1) There is no trading market of CUSIP Number for the options. The CUSIP Number for the underlying Ordinary Shares is M51474100.

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on August 29, 2001, relating to the offer to exchange options to purchase shares of common stock of Talk America Holdings, Inc. ("Talk America") held by employees for new options to purchase shares of common stock of Talk America with a per share exercise price equal to the fair market value of Talk America's shares on the date of grant of the new options upon the terms and subject to the conditions in the Offer to Exchange dated August 29, 2001 (as amended and supplemented, the "Offer to Exchange"), the related memorandum from Talk America dated August 29, 2001, the Election Form and the Notice to Change Election from Accept to Reject filed as exhibits (a)(1), (a)(2), (a)(4) and
(a)(5), respectively, with the Schedule TO, in each case as amended or supplemented.

The sole purpose of this Amendment No. 1 is to update and modify certain disclosures previously made by Talk America in the Schedule TO.

ITEM 1.  SUMMARY TERM SHEET

    The information set forth in Exhibit (a)(6) is hereby incorporated by reference.

ITEM 6.  PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS

    (c)  Not Applicable.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (b)  Not applicable.

    (d)  Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a) The information set forth in Exhibit (a)(6) is hereby incorporated by reference.

ITEM 10. FINANCIAL STATEMENTS.

    (a) The information set forth in Exhibit (a)(6) is hereby incorporated by reference.

ITEM 11. ADDITIONAL INFORMATION

    (b)  Not applicable.

ITEM 12.   EXHIBITS.

    (a)(1) Offer to Exchange all Outstanding Options for New Options dated August 29, 2001.*

       (2) Memorandum to Employees dated August 29, 2001.*

       (3) Form of Employee Individual Option Holdings.*

       (4) Election Form.*

       (5) Notice to Change Election from Accept to Reject.*

       (6) Memorandum to Employees dated September 28, 2001, including Exhibit A and Exhibit B thereto.**

    (b)    Not applicable.

    (d)(1) Talk America Holdings, Inc. 1998 Long-Term Incentive Plan previously filed with the SEC on January 20, 1999 as Exhibit 10.14 to the Company's Current Report on Form 8-K, which is incorporated herein by reference.

       (2) Talk America Holdings, Inc. 2000 Long-Term Incentive Plan previously filed with the SEC on July 7, 2000 as Exhibit 10.31 to the Company's Registration Statement on Form S-4 (Registration No. 333-40980), which is incorporated herein by reference.

       (3) Talk America Holdings, Inc. 2001 Non-Officer Long-Term Incentive
           Plan.*

    (g)    Not applicable.

    (h)    Not applicable.

---------------------------
     *   previously filed.
    **   filed herewith

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.


                            TALK AMERICA HOLDINGS, INC.



                            By:   /s/ ALOYSIUS T. LAWN, IV
                               ---------------------------
                               Name:  Aloysius T. Lawn, IV
                               Title: Executive Vice President - General Counsel


Date: September 28, 2001

                                INDEX TO EXHIBITS

    (a)(1) Offer to Exchange all Outstanding Options for New Options dated August 29, 2001.*

       (2) Memorandum to Employees dated August 29, 2001.*

       (3) Form of Employee Individual Option Holdings.*

       (4) Election Form.*

       (5) Notice to Change Election from Accept to Reject.*

       (6) Memorandum to Employees dated September 28, 2001, including Exhibit A and Exhibit B thereto.**

    (b)    Not applicable.

    (d)(1) Talk America Holdings, Inc. 1998 Long-Term Incentive Plan previously filed with the SEC on January 20, 1999 as Exhibit 10.14 to the Company's Current Report on Form 8-K, which is incorporated herein by reference.

       (2) Talk America Holdings, Inc. 2000 Long-Term Incentive Plan previously filed with the SEC on July 7, 2000 as Exhibit 10.31 to the Company's Registration Statement on Form S-4 (Registration No. 333-40980), which is incorporated herein by reference.

       (3) Talk America Holdings, Inc. 2001 Non-Officer Long-Term Incentive
           Plan.*

    (g)    Not applicable.

    (h)    Not applicable.

------------------------------------
    *  previously filed.

   **  filed herewith